April 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bradley Ecker
Asia Timmons-Pierce

Re:	Steakholder Foods Ltd. Post Effective Amendment No. 1 to Registration Statement on Form F-1 Filed on April 9, 2025 File No. 333-275365

Dear Mr. Ecker and Ms. Timmons-Pierce:

We are writing to submit the responses of Steakholder Foods Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Manufacturing of the Securities and Exchange Commission set forth in the Staff’s letter dated April 22, 2025, relating to the above referenced Post Effective Amendment No. 1 to Registration Statement on Form F-1, filed by the Company on April 9, 2025 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Post Effective Amendment No. 1 to Registration Statement on Form F-1 filed April 9, 2025

General

1.	This post-effective amendment was filed in part to update the financial information in your registration statement on Form F-1, which last contained audited financial statements for the fiscal year ended December 31, 2022. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities using the prospectus during which time the audited financial statements in the prospectus were not current.

Response: In response to the Staff’s comment, the Company respectfully notes that the Company did not engage in the offer or sale of its securities using the prospectus during which time the audited financial statements in the prospectus were not current.

Please contact me at +972 73-332-2853 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Arik Kaufman

Chief Executive Officer